EXHIBIT 99.1

Quantum BioPharma Announces Corporate Updates

TORONTO, Aug. 21, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announces the following corporate updates:

Debt Settlement

On August 12, 2025, the board of directors of the Company (the “Board”) authorized the settlement of outstanding debt with one (1) creditor in the amount of $26,812.50 USD by converting the debt into 1,102 Class B Shares (“Creditor Shares”) at a deemed price of $24.33 USD per Class B Share.

Grant of Restricted Stock Units

On August 15, 2025, the Board authorized and approved the grant of restricted share units (each, an “RSU”) pursuant to the Equity Incentive Plan. The Company granted 800 RSUs each to Peter Stys and Jack Antel (each a “Clinical Advisor”). The RSUs granted vest in accordance with the following schedule:

  500 RSUs will vest to each Clinical Advisor when the Company has a filing application with the US FDA or an equivalent regulatory filing in another country for the start of a clinical Phase 2 trial for Lucid MS within 1 year of grant.
  300 RSUs will vest to each Clinical Advisor when the Company receives a no objection letter or an equivalent regulatory approval from the US FDA or other regulatory institution permitting the start of the clinical trial.

Statutory Hold Period and Restrictions on Resale

The Creditor Shares and RSUs (and any Class B Shares issuable upon their settlement) are subject to a statutory hold period of four months and one day pursuant to the policies of the CSE. The RSU’s and Creditor Shares were not registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

Change to Advisory Board

Effective August 15, 2025, the Company terminated the Board Advisor Agreement dated July 1, 2025, with Kevin Malone, and as a result, Mr. Malone is no longer serving as an Advisor to the Company’s Board of Directors.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains forward-looking statements under applicable securities laws, identified by terms like "may," "should," "anticipate," "expect," "potential," "believe," or "intend." These statements, based on assumptions and expected future events, involve risks and uncertainties that may cause actual results to differ materially from those expressed. For more details on risks, see Quantum BioPharma’s filings on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Readers should not rely unduly on these statements, as there is no assurance that plans or expectations will occur. The Company assumes no obligation to update these statements except as required by law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com